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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

                         Cablevision Systems Corporation
                      -------------------------------------
                                (Name of Issuer)


       Cablevision NY Group Class A Common Stock, par value $.01 per share
       ------------------------------------------------------------------
                         (Title of Class of Securities)

             Cablevision NY Group Class A Common Stock: 12686C-10-9
  -----------------------------------------------------------------------------
                                 (CUSIP Number)

                                 March 29, 2005
                         -------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  Page 1 of 5
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
 1.    NAME OF REPORTING PERSON                                                 Charles F. Dolan, individually and
                                                                                as Trustee of the Charles F. Dolan
                                                                                             2004 Grantor Retained
                                                                                                     Annuity Trust

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                  Not applicable

 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                    (A) [X]
                                                                                                           (B) [ ]

 3.    SEC USE ONLY

 4.    SOURCE OF FUNDS                                                                00 - See Item 3 of Statement

 5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)

 6.    CITIZENSHIP OR PLACE OF ORGANIZATION                                                                 U.S.A.

      NUMBER OF        7.     SOLE VOTING POWER                                                         30,565,407
      SHARES
    BENEFICIALLY       8.     SHARED VOTING POWER                                                        1,215,447
      OWNED BY
       EACH            9.     SOLE DISPOSITIVE POWER                                                    30,565,407
     REPORTING
    PERSON WITH       10.     SHARED DISPOSITIVE POWER                                                   1,215,447

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                     31,780,854

12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                      [X]*

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                    12.6%


14.    TYPE OF REPORTING PERSON                                                                                 IN

*Excludes 35,542,594 shares of Cablevision NY Group Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), issuable upon conversion of an equal number of shares of Cablevision NY Group Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

 1.    NAME OF REPORTING PERSON                                                                     Helen A. Dolan

                                                                                                    Not applicable

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                    (A) [X]
                                                                                                           (B) [ ]

 3.    SEC USE ONLY

 4.    SOURCE OF FUNDS                                                                 00- See Item 3 of Statement

 5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)

 6.    CITIZENSHIP OR PLACE OF ORGANIZATION                                                                 U.S.A.

      NUMBER OF        7.     SOLE VOTING POWER                                                                  0
      SHARES
    BENEFICIALLY       8.     SHARED VOTING POWER                                                       31,780,854
      OWNED BY
       EACH            9.     SOLE DISPOSITIVE POWER                                                             0
     REPORTING
    PERSON WITH       10.     SHARED DISPOSITIVE POWER                                                  31,780,854


11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                     31,780,854

12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                      [X]*

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                    12.6%


14.    TYPE OF REPORTING PERSON                                                                                 IN

*Excludes 35,542,594 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

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                         Amendment No. 6 to Schedule 13D

         This Amendment to Schedule 13D is being filed jointly by Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2004 Grantor Retained Annuity Trust (the "2004 GRAT"), and Helen A. Dolan (the "Filing Parties"). The Filing Parties report on Schedule 13D as members of a group (the "Group Members") that includes, in addition to the Filing Parties, the following members: James L. Dolan, individually and as a Trustee of the D.C. James Trust and the CFD Trust No. 6, and as Trustee of the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan) and the Ryan Dolan 1989 Trust; Thomas C. Dolan, individually and as a Trustee of the D.C. Thomas Trust and the CFD Trust No. 5; Patrick F. Dolan, individually and as a Trustee of the D.C. Patrick Trust and the CFD Trust No. 4 and as Trustee of the Tara Dolan 1989 Trust; Kathleen M. Dolan, individually and as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, and the Dolan Progeny Trust (collectively, the "Family Trusts"), the D.C. Kathleen Trust and the CFD Trust No. 1; Marianne Dolan Weber, individually and as a Trustee of each of the Family Trusts, the D.C. Marianne Trust and the CFD Trust No. 3; Deborah A. Dolan-Sweeney, individually and as a Trustee of each of the Family Trusts, the D.C. Deborah Trust and the CFD Trust No. 2; Paul J. Dolan, as a Trustee of each of the Family Trusts, the D.C. Kathleen Trust, the D.C. James Trust, the CFD Trust No. 1 and the CFD Trust No. 6, and as Trustee of the CFD Trust #10; Matthew J. Dolan as a Trustee of the D.C. Marianne Trust, the D.C. Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5; Mary S. Dolan, as a Trustee of the D.C. Deborah Trust, the D.C. Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4; and Dolan Family LLC, a limited liability company organized under the laws of the State of Delaware. The Schedule 13D (the "Schedule") filed by the Group Members on March 19, 2004, as amended and supplemented by Amendment No. 1 filed on April 9, 2004, Amendment No. 2 filed on June 30, 2004, Amendment No. 3 filed on March 3, 2005, Amendment No. 4 filed on March 10, 2005 and Amendment No. 5 filed on March 25, 2005, is hereby amended and supplemented by the Filing Parties as set forth below in this Amendment No. 6.

ITEM 4            PURPOSE OF THE TRANSACTION

                  The disclosure in Item 4 is hereby amended and supplemented by adding the following after the fourteenth paragraph thereof:

                  "On March 29, 2005, by a letter to the Issuer's Board of Directors, Charles F. Dolan (i) reiterated to the Issuer his intent for the Class B stockholders to exercise their right under the Issuer's certificate of incorporation to elect 75% of the members of the Issuer's Board of Directors at the next annual meeting of shareholders and (ii) advised the Issuer that he intends to propose, at the Board meeting scheduled for April 19, 2005, that the Board of Directors reduce its size to twelve members, with nine directors to be elected by the Class B stockholders and three directors to be elected by the Class A stockholders."

ITEM 7            MATERIAL TO BE FILED AS EXHIBITS

                  The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

                  Exhibit 18: Letter from Charles F. Dolan to Issuer's Board of Directors, dated March 29, 2005

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SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  March 31, 2005

                              CHARLES F. DOLAN, individually and as
                              Trustee of the Charles F. Dolan 2004 Grantor
                              Retained Annuity Trust

                              By:                      *
                                     -------------------------------------------

                              HELEN A. DOLAN


                              By:                      *
                                     -------------------------------------------


* By:  /s/   William A. Frewin, Jr.
       -----------------------------
       As Attorney-in-Fact


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